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MacDermid  Incorporated  Newsline
Waterbury,  CT  06720-9984
Tel  (203)  575-5700
Offices  located  worldwide.


                                WATERBURY, CT., OCTOBER 26, 2000
                                        For Immediate Release

                     -     Second  Quarter  Earnings  Announcement
                     -     Restructuring  Announced


For the Second Quarter                  For the Year to Date
-------------------------               ------------------------
Net Sales $197,878,000 up 8.4%          Net Sales $384,383,000 up 5.4%
          ------------    ----                    ------------    ----
Earnings Per Share Before Charges $0.34 Earnings Per Share Before Charges $0.77
                                  ----                                    -----


MacDermid, Incorporated, a worldwide manufacturer of proprietary specialty chemical products and materials for the electronics, metal finishing and graphic arts industries, today reports earnings for its second quarter ended September 30, 2000.

Earnings per share were $0.29, including one-time merger costs of $0.03 and restructuring costs of $0.02. Underlying earnings of $0.34 compare to $0.38 in the prior fiscal year. Proprietary revenues of $184,603,000 are up 11% from the prior period. Foreign currency translation had the effect of reducing the reported per share earnings, primarily in the European markets, by approximately $.01 or 2%. Excluding the effects of acquisitions and currency, proprietary revenues were up 8.6%. Foreign currency translation had the effect of reducing reported sales by $6,7000,000 or nearly 3%.

For the six month period, total sales were $384,383,000, up 5.4%, underlying earnings per share were $0.77 compared to $0.83 in the prior year.

The company today announced a restructuring program that will represent ongoing savings to the company in excess of $12 million, or $0.24 per share per annum. This restructuring, already in progress, will be complete by the end of the fiscal year. A restructuring charge of $1 million or $0.02 per share was taken in the quarter. Approximately $3 million is expected to be taken between the December and March quarters. The restructuring will predominately involve the Graphic Arts, and the Advanced Surface Finishing North American and European units.

Mr. Leever said, "We are very pleased with the momentum in all of our major businesses. Significant positive signs emerged as the quarter progressed. We are confident the next two quarters, especially the March quarter, will be much better. We believe we have turned the corner towards performance more in line with our expectations. The strategic repositioning of MacDermid leading to a much more balanced earnings stream, is complete. It is now time to refocus our efforts towards operational excellence. Our base of business is much larger, and now we must create out of this larger base an organization that is the world leader in offering our customers the highest value, lowest cost solutions, while at the same time achieving the returns of which we know we are capable. We made the decision to move slowly in integrating our two largest acquisitions, ensuring first that the customer base was well established. We now feel the time is right to reduce redundancies, especially management and back office operations. The restructuring, which will have minimal effect on our technical and field organizations, will be carried out quickly and with compassion to the people affected.

The underlying earnings were below our targets due to the summer seasonal slow down, continued Via Tek losses, and a poor performance from ColorSpan in the beginning of the quarter. Via Tek is expected to continue losses in the December quarter."



                                            Daniel  H.  Leever
                                            Chairman  &  CEO

October  26,  2000
     NYSE-MRD     CUSIP-554373  10  2

This report and other Corporation reports and statements describe many of the positive factors affecting the Corporation's future business prospects. Investors should also be aware of factors which could have a negative impact on those prospects. These include political, economic or other conditions such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business; competitive products, advertising, promotional and pricing activity; the degree of acceptance of new product introductions in the marketplace; technical difficulties which may arise with new product introductions; and the difficulty of forecasting sales.

                             MacDermid, Incorporated
                   Condensed Consolidated Summary of Earnings

  In $ Thousands              Three months ended Sept. 30th   Six months ended Sept. 30th
                                      2000           1999        2000           1999
                                      ----           ----        ----            ----
Total Net Sales                      $197,878       $182,552    $384,383       $364,709
Gross Margin                           89,300         86,869     180,863        175,047
Gross Margin %                          45.1%          47.6%       47.1%          47.9%

Selling, Technical and
Administrative Expenses*               59,724         55,447     115,633        109,338

Operating Profit - EBITA               29,576         31,422      65,230         65,709
Operating Profit %                      14.9%          17.2%       16.9%          18.0%

Amortization                            5,540          4,490      10,435          8,866
Other                                     291          1,024       2,060            363

EBIT                                   23,745         25,908      52,735         56,480
Net Interest Expense                    8,908          7,674      16,089         16,104

Earnings Before Income Taxes           14,837         18,234      36,646         40,376
Income Taxes                            5,460          6,295      13,485         14,179

Net Earnings                           $9,377        $11,939     $23,161        $26,197

Diluted Earnings Per Common Share       $0.29          $0.37       $0.72          $0.81

Diluted Average Common Shares
Outstanding                        32,404,015     32,429,598  32,404,722     32,429,896

*ST&A  includes:
  One-Time Merger Costs                 1,473              -       1,473              -
  Restructuring Costs                     973              -         973              -


Net Earnings excluding these costs    $10,923        $11,939     $24,707        $26,197
Diluted  Earnings  per  Common
Share Excluding these costs             $0.34          $0.37       $0.77          $0.81




                             MacDermid, Incorporated
                      Condensed Consolidated Balance Sheets

In $Thousands                               Sept. 30, 2000   Mar. 31, 2000
Cash and Equivalents                                16,036          20,116
Accounts Receivable                                196,859         180,628
Inventories                                        130,316         115,602
Other Current Assets                                13,985          16,092
                                            ---------------  --------------
                                                   357,196         332,438

Property, Plant & Equip. (net)                     167,400         154,149
Goodwill                                           225,773         206,848
Other Intangibles                                   68,108          54,891
Other Long Lived Assets                             33,962          42,166
                                            ---------------  --------------

Total Assets                                       852,439         790,492

Payables                                           154,236         148,210
Short Term Debt                                     60,956          50,910
Long Term Debt                                     393,970         360,348
Other Long Term Liabilities                         11,858          17,770
Shareholders Equity                                231,419         213,254
                                            ---------------  --------------

Total Liabilities and Shareholders Equity          852,439         790,492

Debt to Total Capital                                  66%             66%




                             MacDermid, Incorporated
                  Condensed Consolidated Summary of Cash Flows

In $Thousands                   Second Quarter            For the Year
                                --------------            ------------
                                    FY '01       FY '00      FY '01      FY '00
Net Income                               9,377    11,939        23,161    26,197

Depreciation                             4,822     4,706         9,634     9,311
Amortization                             5,540     4,491        10,435     8,866
Provision for bad debt                     971       524         1,519       528
Working Capital changes                    500     1,228      <13,077>  <15,593>

Cash from Operations                    21,210    22,888        31,672    29,309

Capital Spending (Net)                 <3,509>   <4,987>       <5,557>   <9,284>
---------------------------------------------------------------------------------
Owners Earnings                         17,701    17,901        26,115    20,025
---------------------------------------------------------------------------------

Cash from Investing/Financing         <17,774>  <12,811>      <29,124>  <20,982>

Currency translation                     <855>         8       <1,071>     <272>

Increase/(Decrease) in Cash              <928>     5,098       <4,080>   <1,229>


                                  MacDermid, Incorporated
                                  Sales and Margins by Region

   In $ Thousands                       Second Quarter              Year-to-Date
                                        --------------              ------------
                                        2000        1999          2000        1999

     Americas
     Sales                             103,442     95,417       196,294     191,107
     Op. Margin                         16,920     19,980        37,130      42,821
     OM %                                16.4%      20.9%         18.9%       22.4%

     Europe
     Sales                              58,667     57,432       118,313     116,379
     Op. Margin                          8,680      6,807        17,677      13,993
     OM %                                14.8%      11.9%         14.9%       12.0%

     Asia
     Sales                              35,769     29,703        69,776      57,223
     Op. Margin                          6,422      5,077        12,869       9,777
     OM %                                18.0%      17.1%         18.4%       17.1%

     Total  Company
     Sales                             197,878    182,552       384,383     364,709
     Op. Margin                         32,022     31,864        67,676      66,591
     OM %                                16.2%      17.5%         17.6%       18.3%




                                         MacDermid, Incorporated
                                        Sales and Margins by Group



In $Thousands               Second Quarter                    Year-to-Date
                           ---------------                    ------------
                          2000          1999               2000         1999
Surface Finishes:
 Sales                    115,438   112,071               228,928   221,343
 Operating Margin          17,898    19,291                41,083    39,692
 OM%                        15.5%     17.2%                 17.9%     17.9%

Graphic Arts:
 Sales                     82,440    70,481               155,455   143,366
 Operating Margin          14,124    12,573                26,593    26,899
 OM%                        17.1%     17.8%                 17.1%     18.8%

Total Company:
 Sales                    197,878   182,552               384,383   364,709
 Operating Margin          32,022    31,864                67,676    66,591
 OM%                        16.2%     17.5%                17.6%      18.3%